Exhibit 99.1

YM BioSciences Announces Start of European TheraCIM Trial
- EGFr Antibody Trial Initiated in Metastatic Pancreatic Cancer -

MISSISSAUGA, Canada - November 18, 2004 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company with an advanced-stage portfolio, today announced that Oncoscience AG, the European licensee for its EGF receptor monoclonal antibody (h-R3) (TheraCIM in North America, Theraloc in Europe), has initiated a rolling Phase I/II trial in Europe for the drug in patients with metastatic pancreatic cancer.

The trial proposes to enroll a total of 60 metastatic pancreatic cancer patients who have failed first-line treatment with chemotherapy. Initially, 30 patients will be enrolled after which, subject to the achievement of a pre-determined response rate, an additional 30 patients would be enrolled if needed. The results of the first portion of the trial are anticipated by the third quarter of 2005. Six German hospitals are participating in the trial.

About TheraCIM hR3
TheraCIM hR3 (Theraloc in Europe) is a humanized monoclonal antibody that targets the Epidermal Growth Factor receptor (EGFr). Head and neck cancer Phase II trial results, reported in the Journal of Clinical Oncology, showed that the drug doubles a patient’s response to radiation treatment. It has also demonstrated a superior side-effect profile to functionally equivalent already approved EGFr antibody drugs.

Oncoscience AG has initiated and continues to enroll children with high malignant glioma (brain cancer) into a Phase II trial for Theraloc. The trial is running as expected and first results will be available not later than the end of 2004. Orphan Drug designation for glioma in Europe has also been obtained. Oncoscience AG previously announced that it expects to initiate a Phase III trial in adult glioma, which it expects to start in early 2005. Oncoscience has reached all the goals for 2004 which where announced after signing the license agreement with YM just a year ago. Additional clinical programs for TheraCIM hR3 are planned by YM BioSciences.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the company is developing an EGFr humanized monoclonal antibody that has completed Phase II trials and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761 Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com